UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras about nomination of board member by minority shareholders

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Rio de Janeiro, April 8, 2021 - Petróleo Brasileiro S.A. – Petrobras, pursuant to CIRCULAR LETTER/CVM/SEP/No.01/2021, reports that it has received the nomination of candidate José João Abdalla Filho for the Board of Directors which election will take place at the Extraordinary General Meeting of April 12, 2021.

The candidate was nominated by shareholders FIA Dinâmica Energia and Banclass FIA.

The candidate will not appear on the Distance Voting Ballot since his name was received after the deadline of 25 days before the EGM set forth in article 21-L, § 1°, item I of CVM Instruction 481/09.

Below is an excerpt of the candidate's CV received by the company.

“José João Abdalla Filho, banker, is the CEO and controlling shareholder of Banco Clássico S.A. He is also CEO of Dinâmica Energia S.A., Jupem S.A. Participações e Empreendimentos, da Navegação Porto Morrinho S.A. – NPM, Agro Imobiliária Primavera S.A. and Socal S.A. Mineração e Intercâmbio Comercial e Industrial. Is a member of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. – TAESA and Companhia Energética de Minas Gerais – CEMIG, besides being an alternate member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro – CEG.”

The candidate declares to be an independent director according to the criteria provided for in Article 18, paragraph 5 of the company's bylaws.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer